December 4, 2024

Andrew Kucharchuk
Chief Financial Officer
CERo Therapeutics Holdings, Inc.
201 Haskins Way, Suite 230
South San Francisco, CA 94080

       Re: CERo Therapeutics Holdings, Inc.
           Registration Statement on Form S-1
           Filed November 27, 2024
           File No. 333-283492
Dear Andrew Kucharchuk:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jeffrey A Letalien, Esq.